SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2007

Commission File Number: 333-132076

GAS NATURAL SDG, S.A.

(Translation of Registrant’s Name into English)

Plaza del Gas No. 1

08002, Barcelona, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This is a translation of a Spanish language communication.

In case of discrepancies, the Spanish version will prevail.

GAS NATURAL SDG, S.A.

OTHER COMMUNICATIONS

With regard to the relevant fact published on January 19, 2007 by Endesa, S.A. regarding the nature of the information that it delivered to another bidder, Gas Natural SDG, S.A. believes that the judicial and regulatory authorities should be the ones to conclude the investigations currently in progress. However, in the interest of seeing that the market has objective information, it wishes to make the following comments:

1.	The statements made by Endesa’s representatives on their willingness to now deliver relevant information to Gas Natural are not credible, because they come from the person who has used “its entire arsenal against the transaction undertaken by Gas Natural” (ruling of the Provincial Court of Madrid of January 15, 2007).

Someone who has refused to confirm even public information to Gas Natural on as many as 9 occasions, and continues to do everything possible to limit the delivery of documentation to the Court that is investigating these events, cannot hold itself out to as being transparent. Someone who, in addition to knowing the importance of providing EON with the proper information at all times, has assisted EON (under its agreement of January 16, 2006), collaborating actively on its strategy, cannot hold itself out to be ensuring an equilibrium between bidders.

If true, the decisions of its board of Directors that are now being cited would clearly be, due to their date, a mere preparatory background for its agreement with EON, without then having been disclosed for or opened to interested third parties and whose efficacy, as a cover of legality of those actions, turns out not to be sufficient.

It is up to the administrative and judicial authorities to examine the validity of EON’s bid and the legitimacy of Endesa’s actions. With regard to the proceedings before a United States court, Endesa wishes to overlook the fact that they are waiting for EON’s final Schedule TO.

Finally, with regard to the statement that all information delivered to EON is publicly available, Endesa and EON have only agreed to make the information provided in the United States partially public, and the information provided in the proceedings in progress in Barcelona has not yet begun to be released, but the documents released up to now already show that Endesa and EON have not delivered all the information that was exchanged.

2.	According to what has been known up to now, the relevant nature of the information that Endesa has provided to EON reveals that it is insider information because it involves (i) material information, i.e. information that could affect the valuation of the company, (ii) confidential information, because it was not known, not even by its own shareholders; and (iii) information delivered for the purpose of carrying out a transaction on a negotiable security, i.e. to prepare or make a bid.

But, in addition, given its strategic and fundamental nature for Endesa’s business, the fact that such information was given to someone who is its industry competitor could imply a significant disclosure of trade or company secrets, whose valuation is up to Endesa shareholders.

3.	The communication from Endesa’s representatives that ostensibly indicates a willingness to deliver documentation to Gas Natural overlooks the fact that equal information and treatment for competitors should take place with equal relevance and at the same time, and this belated feigned attempt can no longer salvage its behavior or save it from the consequences of all types that have already resulted.

What is appropriate at this time is for Endesa to abandon the obstructionist attitude that its actions have exhibited up to now, and answer the requests from both the Spanish National Securities Market (CNMV) and Commercial Court No. 1 of Barcelona, so that the rights of those who might be harmed by the contested acts can be protected without delay and without further damage.

Barcelona, January 23, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAS NATURAL SDG, S.A.

Date: January 23, 2007	By:	/s/ Carlos J. Álvarez Fernández
		Name:	Carlos J. Álvarez Fernández
		Title:	Chief Financial Officer